Exhibit 99.1


                              FOR IMMEDIATE RELEASE
                              ---------------------


Contacts:
---------
Investors:  (U.S.)            Investors:  (Europe)          Media:
Jack Howarth                  Emer Reynolds                 Sunny Uberoi
Ph:  212-407-5740             Ph:      353-1-709-4000       Ph:  212-994-8206
       800-252-3526                      00800 28352600            800-252-3526



                ELAN RECEIVES $89.5 MILLION CASH PAYMENT FROM ITS
                              INVESTMENTS IN XCEL


DUBLIN, Ireland, April 1, 2003 - Elan Corporation, plc (NYSE: ELN) (together with its affiliates "Elan") today announced that Elan has received $89.5 million in cash from its investment in Xcel Pharmaceuticals, Inc. ("Xcel").

In 2001, Elan purchased three million Xcel Series A-1 preferred shares. Additionally, in 2001 and 2002, Xcel issued a total of $109.0 million of loan notes to Elan. The net carrying value of the shares and loan notes as at March 31, 2003, which had been written down in anticipation of this transaction, amounted to $91.6 million. Under the terms of the agreement, Xcel has purchased all of Elan's shareholding in Xcel and the loan notes have been retired in full at a discount. Elan expects to record a pre-tax loss of $2.1 million in the first quarter of 2003 in respect of the transaction.

The proceeds from the transaction will form part of Elan's targeted proceeds from the divestment of assets as outlined in its recovery plan. To date, the total cash received by Elan through asset divestitures is in excess of $825.0 million.



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Elan Realises $89.5 million from Its Investments in Xcel

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.


This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgement as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that the funds received from this transaction will have a material contribution to Elan's efforts to, or predict or guarantee Elan's ability to, raise substantial proceeds from the divestment of assets. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.